Exhibit 99.1

Kenon’s subsidiary OPC submits bid for Ramat Hovav power facility tender through 50% joint venture

Singapore, May 20, 2020. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) is announcing that OPC Noy Ramat Hovav Ltd., a joint venture company with 50% of its share capital held by Kenon’s subsidiary OPC Energy Ltd. (“OPC”) and the remaining 50% held by Noy Power Stations Limited Partnership, submitted a bid as part of the tender for the purchase of the Ramat Hovav power facility in Israel. Ramat Hovav is a 1,137MW aggregated capacity site, operated with natural gas.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the Ramat Hovav bid. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including the risk that the bid is not accepted, that the purchase by the joint venture is not completed as contemplated under the bid, or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.